

September 27, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Tyler Howes
             James Lopez

>   **Re:**   **ADTRAN Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **Filed March 15, 2024**
>   **File No. 001-41446**

Dear Mr. Howes and Mr. Lopez:

This letter is being submitted in response to the comment letter dated September 25, 2024 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission addressed to the undersigned, as Chief Financial Officer of ADTRAN Holdings, Inc. (the "Company"). This letter contains the Company's response to the Comment Letter. For your convenience, the Staff's comment is repeated below in bold, followed by the Company's response.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 11. Executive Compensation, page 137

1.   **From the disclosure incorporated by reference from page 45 of the Definitive Proxy Statement filed on March 27, 2024, it appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.**

     Response: The Company respectfully acknowledges the Staff's comment. The Company has noted for future filings that disclosure about the Company's recovery analysis should also be included in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual.



If you have any questions or comments regarding this response, please call Timothy Gregg of Maynard Nexsen PC at (205) 254-1212.

Very truly yours,

/s/ Ulrich Dopfer
Ulrich Dopfer
Chief Financial Officer

cc: Timothy W. Gregg, Esq., *Maynard Nexsen PC*